**GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 DEC 15 AM 7:21



**CITY DEVELOPMENTS LIMITED**
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2905/03/LTR


03045198

9 December 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***

SUPPL

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 28 November 2003 (*Further Information on the Unaudited Third Quarter Financial Statement Announcement*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)



Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

EL/kw

12/16



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

MASNET No. 41 OF 28.11.2003
Announcement No. 41

**CITY DEVELOPMENTS LIMITED**

# Further Information on the Unaudited Third Quarter Financial Statement Announcement

28 November 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

**CITY DEVELOPMENTS LIMITED (the "Company")**
**- Further Information on the Unaudited Third Quarter Financial Statement Announcement**

Further to the Company's Unaudited Third Quarter Financial Statement Announcement made on 27 November 2003, the Company would like to include the following as an additional note (5) to item 1(a) of the said Announcement:

"Note (5):

Share of profit of jointly controlled entities for the third quarter ended 30 September 2003 increased by $39.7 million against the same period in 2002. The increase includes profit arising from the sale of the Group's 50% interest in Seoul City Tower in Korea, information on such sale having been disclosed in an announcement by the Company on 19 November 2003."

Yours faithfully

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 28/11/2003 to the SGX